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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                              AMENDMENT NO. 7 TO
                                SCHEDULE 14D-9
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


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                           TRIAD SYSTEMS CORPORATION
                          (Name of Subject Company)


                          TRIAD SYSTEMS CORPORATION
                     (Name of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)


                                 895818 20 1
                    (CUSIP Number of Class of Securities)


                               JAMES R. PORTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TRIAD SYSTEMS CORPORATION
                               3055 TRIAD DRIVE
                             LIVERMORE, CA 94550
                                (510) 449-0606
                (Name, address and telephone number of persons
               authorized to receive notice and communications
                   on behalf of person(s) filing statement)


                                   COPY TO:

                           BARTLEY C. DEAMER, ESQ.
                      McCUTCHEN, DOYLE, BROWN & ENERSEN
                           THREE EMBARCADERO CENTER
                           SAN FRANCISCO, CA 94111


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        This Amendment No. 7 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on October 23, 1996 by Triad Systems Corporation, a Delaware corporation (the "Company"), and amended by Amendment No. 1 filed on November 22, 1996, Amendment No. 2 filed on December 13, 1996, Amendment No. 3 filed on January 3, 1997, Amendment No. 4 filed on January 17, 1997, Amendment No. 5 filed on January 27, 1997 and Amendment No. 6 filed on February 7, 1997, relating to the offer by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), an affiliate of Cooperative Computing, Inc., a Texas corporation ("Parent"), to purchase all of the Company's outstanding shares of common stock, $.001 par value (the "Shares") at a price of $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached thereto as Exhibits 1 and 2, respectively (which collectively constitute the "Offer").

ITEM 2. TENDER OFFER OF BIDDER.

        The response to Item 2 is amended and supplemented by the addition of the following:

        On February 19, 1997, Purchaser, Parent and the Company entered into the Second Amendment to Agreement and Plan of Merger (the "Second Amendment"). Pursuant to the Second Amendment, the final date for the consummation of the Offer by Purchaser was extended to March 7, 1997 (the 135th day following the commencement of the Offer). Previously, the Merger Agreement provided that the final date was to be February 20, 1997 (the 120th day following commencement of the Offer). The Second Amendment effected a corresponding change to the termination provisions of the Merger Agreement.

        The foregoing summary of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, a copy of which is attached hereto as Exhibit 99.19 and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

        The information set forth under Item 3(b)(2) is amended and supplemented as set forth in Item 2 above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        The response to Item 8 is supplemented as follows:

        On February 19, 1997, the Company issued a press release, the text of which is attached hereto as Exhibit 99.20 and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is supplemented by adding thereto the following information:

Exhibit 99.19 Second Amendment to Agreement and Plan of Merger, dated as of February 19, 1997, by and among Parent, Purchaser and the Company.

Exhibit 99.20 Text of Press Release issued by the Company, dated February 19, 1997.




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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 1997

                                            TRIAD SYSTEMS CORPORATION



                                            By   /s/ STANLEY F. MARQUIS
                                              ---------------------------------
                                                     Stanley F. Marquis
                                              Vice President, Finance and Chief
                                                     Financial Officer





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                              INDEX TO EXHIBITS




 Exhibit
  Number                      Description
  -------                     -----------
Exhibit 99.19      Second Amendment to Agreement and Plan of Merger, dated as of February 19, 1997, by and among Parent, Purchaser and
                   the Company.

Exhibit 99.20      Text of Press Release issued by the Company, dated
                   February 19, 1997.






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